Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

FS SPECIALTY LENDING FUND ANNOUNCES LIQUIDITY PLAN SUMMARY On April 22, 2025, the Board of Trustees of FS Specialty Lending Fund (the Fund) approved a plan to prepare for the listing of its common shares on the New York Stock Exchange (NYSE). In advance of the listing, FSSL will be converted from a business development company (BDC) to a closed-end fund registered under the Investment Company Act of 1940 through a reorganization into a newly formed closed-end fund. The closed-end fund (FSSL) will be named “FS Specialty Lending Fund”, and we currently expect its common shares to begin trading on the NYSE under the ticker “FSSL” before the end of Q4 2025. The investment management team and board will remain the same and there will be no change in the Fund’s investment objectives or strategy as a result of the conversion or listing.* Although we are working toward a listing within the targeted time frame, the timing may be subject to change based on a variety of factors. Liquidity event phase Expected timing Noteworthy event Shareholder action required? Phase I Completed April 24, 2025 Announcement of intended listing No Phase II Completed May 15, 2025 Execution of reverse share split and CUSIP consolidation No Phase III Early July Commencement of shareholder proxy Yes—shareholder’s votes are needed! Phase IV Late Q3/ Early Q4 Listing preparation—operational considerations Maybe—it depends on your custodian. Note: Subject to market conditions, shareholder approval and board approval.

*The investment strategy will remain the same except for certain requirements specific to BDCs under the 1940 Act, which won’t apply once the Fund is converted to a closed-end fund. As part of the conversion to a closed-end fund, Future Standard will acquire EIG Asset Management’s interest in the Adviser, make the Adviser an indirect, wholly-owned subsidiary of Future Standard. OVERVIEW VIDEO CONTACT PROXY Shareholder approval of all three proposals is a prerequisite for the proposed listing. Proposal 1: Approve the amendment to the Declaration of Trust (DOT) to eliminate Article XII. Article XII prohibits the fund from engaging in a “Roll-Up Transaction”. These provisions were originally adopted during the Fund’s public offering but will no longer apply once the fund is listed as a closed-end fund. This proposal seeks to remove those provisions from the DOT to facilitate the Fund’s conversion to a closed-end fund through the reorganization. Proposal 2: Approve the amendment of the DOT to clarify the shareholder voting standard in connection with a merger or reorganization of the Fund that has been approved by the Board of Trustees. This proposal seeks to clarify the board and shareholder approval requirements for converting the Fund to a registered closed-end fund through the reorganization. Proposal 3: Approve the Agreement and Plan of Reorganization. This proposal provides for the reorganization of the Fund through the merger of the Fund into a newly formed closed-end fund. As part of the reorganization, all outstanding common shares of the Fund will be exchanged for newly issued shares of the closed-end fund. Shareholders can vote in one of three ways: 1. Mail back your completed voting card 2. Online at proxyvote.com by entering the control number on your voting card 3. Call 1-844-202-3147 PROPOSALS HOW TO VOTE 4. NEW: For brokerage accounts only, download ProxyVote. Create an account using the email address associated with your brokerage account.

FAQ Fund page SEC filings Listing overview presentation Listing overview video Listing overview transcript LIQUIDITY PLAN OVERVIEW FSSL VIDEO CLIENT-FRIENDLY RESOURCES TICKER

The Fund will be converted from a business development company into a closed-end fund registered under the 1940 Act through a reorganization into a newly formed closed-end fund. The reorganization is subject to shareholder approval. FSSL, the closed-end fund, will maintain the same board, investment objectives and strategy as the Fund.* The closed-end fund will be named “FS Specialty Lending Fund” and intends to pursue a listing of its shares on the NYSE. *The investment strategy will remain the same except for certain requirements specific to BDCs under the 1940 Act, which won’t apply once the Fund is converted to a closed-end fund. As part of the conversion to a closed-end fund, Future Standard will acquire EIG Asset Management’s interest in the Adviser, making the Adviser an indirect, wholly-owned subsidiary of Future Standard. The Fund conducted a 6-for-1 reverse split of its common shares. Now shareholders own one share for every six shares held before the split. Shareholders received a shareholder confirmation statement shortly after the processing of the reverse share split along with a letter, as applicable. The reverse share split was designed to achieve the following objectives: Comply with NYSE listing requirements which mandate a minimum stock price of $4.00 per share at the time of listing. As of March 31, 2025, FSSL’s net asset value (NAV) was $3.37 per share. Following the reverse share split, FSSL’s NAV is $20.22 per share. Align FSSL’s share price with the typical trading range of comparable closed-end funds, which have historically traded in the range of approximately $10 to $20 per share. Meet the minimum share price requirements for certain intermediaries, broker dealers and custodians. Prior to the reverse share split, the Fund consolidated the existing fund types into the main fund, FS Specialty Lending Fund, with a new CUSIP: 30264D 203. We expect the quarterly tender offer to remain suspended until the listing, at which point all shares will become freely tradable on the NYSE. Upon a listing, the base management fee will be reduced from 1.75% to 1.50% of gross assets. The Adviser has agreed to waive 0.15% of the fee, resulting in an effective base management fee of 1.35% on gross assets for as long as FSSL remains a registered closed-end fund. The advisor currently may earn incentive fees consisting of two components: (i) a capital gains incentive fee and (ii) a subordinated income incentive fee. Following the conversion and reorganization into a closed-end fund, the Adviser will no longer be entitled to a capital gains incentive fee. Upon listing and continuing for as long as FSSL remains a registered closed-end fund, the Adviser has agreed to waive a portion of the income incentive fee, reducing it from 20% to 10% subject to an annualized hurdle rate of 6.0%. We expect the Fund to pay enhanced quarterly distributions for Q1 and Q2 2025, paid in April and July, respectively, based on an annualized distribution rate of 12.5% based on the Fund’s then-current NAV. The Fund’s quarterly enhanced distributions were designed to offer attractive returns to shareholders during the transition period to a diversified credit strategy, with the understanding that they were intended to conclude once the Fund achieves a long-term liquidity event, and a portion of the distributions may represent a return of capital. If a listing occurs prior to the end of the third quarter of 2025, we expect FSSL to pay a full quarterly enhanced distribution for the third quarter, payable in October. In the fourth quarter, we expect FSSL to target a monthly or quarterly distribution, representing an annualized distribution rate of 9.0% to 9.5% of FSSL’s NAV. CONVERSION TO A REGISTERED CLOSED-END FUND REVERSE SHARE SPLIT 1 QUARTERLY REPURCHASE OFFER FEE CHANGES 2 3 DISTRIBUTIONS 4

If a listing occurs in the fourth quarter of 2025, FSSL will pay a full quarterly enhanced distribution for the third quarter of 2025. In the fourth quarter, we expect FSSL to target a monthly or quarterly distribution, representing an annualized distribution rate of 9.0-9.5% of the Fund’s NAV.3 We believe this rate is competitive with those of closed-end fund peers and offers a meaningful income premium over risk-free rates. Beginning in January 2026, we expect FSSL to declare and pay distributions on a monthly basis, subject to a listing occurring in 2025 and board approval. Following the listing, all cash dividends or distributions declared by the Board will be reinvested on behalf of shareholders who do not elect to receive their distributions in cash. Shareholders who do not elect to “opt out” of FSSL’s distribution reinvestment plan (DRP) will have their shares automatically reinvested in additional shares. Advisors and shareholders 877-628-8575 Media (Future Standard) Melanie Hemmert media@futurestandard.com 215-309-6843 VIDEO CONTACT FSSL PERFORMANCE AND DISTRIBUTION UPDATES

VISIT THE FSSL FUND PAGE FOOTNOTES 1. On April 22, 2025, FSSL’s Board of Trustees approved a 6-for-1 reverse share split in which a shareholders’ common shares will automatically be converted into a number of common shares equal to the number of common shares held immediately prior to the reverse share split divided by six. The reverse share split was completed on May 15, 2025. Effective May 15, 2025, the NAV and related performance metrics have been adjusted to reflect the reverse share split. 2. For each quarter after the listing date, the base management fee will be reduced from 1.75% to 1.50% of gross assets. In addition, the Adviser has agreed to waive 0.15% of the fee, resulting in an effective base management fee of 1.35% on gross assets commencing upon the listing and continuing for as long as FSSL remains a registered closed-end fund. Amounts waived by the Adviser will not be subject to recoupment from FSSL. 3. Pursuant to the terms of FSSL’s Investment Advisory Agreement, for any quarter ending after the listing, the incentive fee on income is calculated and payable quarterly in arrears and equals 20.0% of FSSL’s “pre-incentive fee net investment income” for the immediately preceding quarter subject to a hurdle rate, expressed as a rate of return on net assets, equal to 1.5% per quarter, or an annualized hurdle rate of 6.0% compared to the current hurdle rate of 6.5%. As a result, the Adviser will not earn this incentive fee for any quarter until FSSL’s pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.5%. Once FSSL’s pre-incentive fee net investment income in any quarter exceeds the hurdle rate, the Adviser will be entitled to a “catch-up” fee equal to the amount of FSSL’s pre-incentive fee net investment income in excess of the hurdle rate, until FSSL’s pre-incentive fee net investment income for such quarter equals 1.875%, or 7.5% annually, of net assets. This “catch-up” feature will allow the Adviser to recoup the fees foregone as a result of the existence of the hurdle rate. Thereafter, the Adviser will be entitled to receive 20.0% of FSSL’s pre-incentive fee net investment income.While the incentive fee on income of the Fund and FSSL prior to the listing will be subject to a hurdle rate equal to a percentage of “adjusted capital” (as defined the Fund’s and FSSL’s Investment Advisory Agreement), the incentive fee on income of FSSL after the listing will be subject to a hurdle rate expressed as a rate of return on net assets, which will have the effect of making it more likely that the fund’s pre-incentive fee net investment income will exceed the hurdle rate and therefore more likely that FSSL will pay an incentive fee on income. Effective on the listing and for so long as FSSL is a registered closed-end fund, the Adviser has contractually agreed to waive a portion of FSSL’s incentive fee. After giving effect to such fee waiver, the incentive fee on income will be calculated and payable quarterly in arrears and equals 10.00% of the closed-end fund’s “pre-incentive fee net investment income” for the immediately preceding quarter subject to a hurdle rate, expressed as a rate of return on net assets, equal to 1.5% per quarter, or an annualized hurdle rate of 6.0%. As a result, the Adviser will not earn this incentive fee for any quarter until FSSL’s pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.5%. Once FSSL’s pre-incentive fee net investment income in any quarter exceeds the hurdle rate, the Adviser will be entitled to a “catch-up” fee equal to the amount of FSSL’s pre-incentive fee net investment income in excess of the hurdle rate, until the closed-end fund’s pre-incentive fee net investment income for such quarter equals 1.667%, or 6.667% annually, of net assets. This “catch-up” feature will allow the Adviser to recoup the fees foregone as a result of the existence of the hurdle rate. Thereafter, the Adviser will be entitled to receive 10.00% of the closed-end fund’s pre-incentive fee net investment income. Amounts waived by the Adviser will not be subject to recoupment from the closed-end fund. 4. The actual annualized distribution rate at listing may be higher or lower based on the then current NAV. The payment of future distributions on the fund’s common shares is subject to the discretion of the fund’s board of trustees and applicable legal restrictions and, therefore, there can be no assurance as to the amount or timing of any such future distributions. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of the Fund, including but not limited to, anticipated distribution rates and liquidity events. Words such as “intends,” “will,” “believes,” “expects,” “projects,” “future” and “may” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy due to geo-political risks, risks associated with possible disruption to the Fund’s operations or the economy generally due to hostilities, terrorism, natural disasters or pandemics, future changes in laws or regulations and conditions in the Fund’s operating area, unexpected costs, the ability of the Fund to complete the reorganization, complete the listing of the common shares on a national securities exchange, the price at which the common shares may trade on a national securities exchange, and failure to list the common shares on a national securities exchange, and such other factors that are disclosed in the Fund’s filings with the Securities and Exchange Commission (the “SEC”). The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Fund undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the Reorganization and Declaration of Trust amendments discussed herein, the Successor Fund has filed with the SEC solicitation materials in the form of a joint proxy statement/prospectus included in an effective registration statement on Form N-14 (File No. 333-286859). The definitive joint proxy statement/prospectus has been mailed to shareholders of the Fund. This document is not a substitute for the definitive joint proxy statement/prospectus or registration statement or any other document that the Fund or the Successor Fund may file with the SEC. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC carefully because they contain and will contain important information about the Reorganization, the Declaration of Trust amendment proposals, the Fund and the Successor Fund. Free copies of the joint proxy statement/prospectus and other documents are available, and any other documents filed by the Fund and the Successor Fund in connection with the Reorganization and the Declaration of Trust amendment proposals will be available, on the SEC’s web site at www.sec.gov or at www.fsproxy.com. IMPORTANT INFORMATION The Fund, its trustees and certain of its officers may be considered to be participants in the solicitation of proxies from shareholders in connection with the matters described herein. Information regarding the identity of potential participants, and their direct or indirect interests in the Fund, by security holdings or otherwise, are set forth in the definitive joint proxy statement/prospectus. and the proxy statement and any other materials filed with the SEC in connection with the Fund’s 2024 annual meeting of shareholders. Shareholders are able to obtain any such documents for no charge at the SEC’s website at www.sec.gov. Copies are available at no charge at the Fund’s website at www.fsproxy.com.

© 2025 Future Standard Investors should consider a fund’s investment objective, risks, and charges and expenses before investing. The joint proxy statement/prospectus, contains this and other information about the Fund and the Successor Fund, including risk factors that should be carefully considered. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. TERMS OF USE PRIVACY POLICY SOCIAL MEDIA POLICY COOKIE NOTICE ACCESSIBILITY STATEMENT